Exhibit 99.10
Consent of Matt Mullins
The undersigned hereby consents to the use of their report entitled “NI 43-101 Technical Report for the Sadiola Gold Project, Mali” with an effective date of June 12, 2023 and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the annual report on Form 40-F of Allied Gold Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.
"Matt Mullins"

Matt Mullins, FAusIMM
Dated:  March 31, 2026